

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-7010

April 9, 2009

Via U.S. Mail

Bruce A. Wetherall
Chief Executive Officer
Canterbury Resources, Inc.
69 Stanley Point Road
Devonport
Auckland, New Zealand 0624

> Re: **Canterbury Resources, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 20, 2009**
>   **File Number 333-158127**

Dear Mr. Wetherall:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We note that the sole selling stockholder owns 100% of the outstanding shares, and that you are registering for resale on behalf of the sole selling stockholder approximately 43.5% of those shares. Given the nature and size of the transaction being registered on behalf of the sole selling stockholder, the transaction appears to be a primary offering. Please revise the cover page of your filing to identify the sole selling stockholder as an underwriter as required by Item 501(b)(8) of Regulation S-K.   Please also revise your Plan of Distribution disclosure on page 7 to identify the sole selling stockholder as an underwriter as required by Item 508 of Regulation S-K. Also, revise the disclosure that the shares will sell at a fixed price your stock is quoted on the OTCBB as you are not eligible to conduct a primary "at-the-market' offering. See Rule 415(a)(1)(x) under the Securities Act.

       In the alternative, provide detailed analysis as to why the offering of the sole selling stockholder's shares should not be characterized as a primary offering with the sole selling stockholder acting as an underwriter. Please see Compliance and Disclosure Interpretation 612.09 at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2.   In addition to owning 100% of the outstanding shares of the registrant, the sole selling stockholder is also the registrant's sole executive officer and director. Notwithstanding your disclosure regarding the duration of the offering and that the registrant will not receive any of the proceeds from the offering, we generally view a resale transaction of this type as an offering "by or on behalf of the registrant". Please advise the staff of the registrant's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis pursuant to Rule 415.

Incorporation of Certain Information by Reference, page 33

3.   Please revise your filing to delete the language that the statements you have made in the prospectus are qualified in their entirety by reference to additional materials. Rule 411(a) of Regulation C under the Securities Act permits qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tracey L. McNeil

Via Facsimile
Stephen O'Neill, Esq.
(360) 332-2291